THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. THESE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT SECURED BY SUCH SECURITIES.

4¾% CONVERTIBLE DEBENTURE

Company:	**Paradigm Oil and Gas, Inc.**
Company Address:	**1307 W Main St., Ste. 247 B, Gun Barrel City, TX 75156**
Closing Date:	**October 24, 2011**
Maturity Date:	**October 24, 2015**
Principal Amount:	**$200,000**

This 4¾% CONVERTIBLE DEBENTURE is duly authorized and validly issued by **Paradigm Oil and Gas, Inc.**, a Nevada corporation, (the "**Company**") to La Jolla Cove Investors, Inc. or its registered assigns (the "**Holder**"), pursuant to the terms of a Securities Purchase Agreement dated October 24, 2011 between the Company and the Holder (the "**Securities Purchase Agreement**").

FOR VALUE RECEIVED, the Company promises to the Holder the principal sum of $200,000, subject to adjustment as provided herein (the "**Principal Amount**") on October __, 2015 (the "**Maturity Date**") or such earlier date as this Debenture is required or permitted to be repaid as provided hereunder, and to pay interest to the Holder on the aggregate unconverted and then outstanding principal amount of this Debenture at the rate of four and three quarters percent (4¾%) per annum (the "**Interest Rate**"), all in accordance with the terms and conditions contained in this Debenture. Interest shall accrue from the date hereof and be payable on a monthly basis, commencing on the 15th day of each month following the month of issuance of this Debenture, with the final payment to be made on the Maturity Date (each, an "**Interest Payment Due Date**"). Interest shall be calculated on the basis of a year of 365 or 366 days, as the case may be, for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable. Payment of interest on this Debenture shall be in cash or, at the option of the Holder, in shares of Common Stock of the Company valued at the then applicable Conversion Price (as defined below). At the Maturity Date, the Company shall pay in cash the full outstanding Principal Amount of this Debenture, together with all accrued and unpaid interest. This Debenture may not be prepaid without the written consent of the Holder. This Debenture is subject to the following additional provisions:

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ARTICLE 1
DEFINITIONS

1.1   Definitions. Capitalized terms used but not defined in this Debenture shall have the meaning ascribed in the Securities Purchase Agreement. The terms defined in this Article whenever used in this Debenture have the following meanings:

"Alternate Consideration" shall have the meaning set forth in Section 3.1.

"Bankruptcy Code" means the United States Bankruptcy Code of 1986, as amended (11 U.S.C. §§ 101 et. seq.).

"Bankruptcy Event" means any of the following events: (a) the Company or any Significant Subsidiary (as such term is defined in Rule 1-02(w) of Regulation S-X) thereof commences a case or other proceeding under any bankruptcy, reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction relating to the Company or any Significant Subsidiary thereof; (b) there is commenced against the Company or any Significant Subsidiary thereof any such case or proceeding that is not dismissed within 60 days after commencement; (c) the Company or any Significant Subsidiary thereof is adjudicated insolvent or bankrupt or any order of relief or other order approving any such case or proceeding is entered; (d) the Company or any Significant Subsidiary thereof suffers any appointment of any custodian or the like for it or any substantial part of its property that is not discharged or stayed within 60 calendar days after such appointment; (e) the Company or any Significant Subsidiary thereof makes a general assignment for the benefit of creditors; (f) the Company or any Significant Subsidiary thereof calls a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or (g) the Company or any Significant Subsidiary thereof, by any act or failure to act, expressly indicates its consent to, approval of or acquiescence in any of the foregoing or takes any corporate or other action for the purpose of effecting any of the foregoing.

"Beneficial Ownership Limitation" calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder.

"Capital Shares" means the Common Stock and any other shares of any other class or series of capital stock, whether now or hereafter authorized and however designated, which have the right to participate in the distribution of earnings and assets (upon dissolution, liquidation or winding-up) of the Company.

"Closing Date" means the closing date set forth at the beginning of this Debenture.

"Common Stock Issued at Conversion", when used with reference to the securities deliverable upon conversion of this Debenture, means all Common Stock or securities of any other class or series into which this Debenture hereafter shall have been changed or substituted, whether now or hereafter created and however designated.

"Conversion Date" means the date specified in accordance with the provisions of Section 2.2.

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"**Conversion Notice**" means a written notice of conversion substantially in the form annexed hereto as Exhibit A.

"**Conversion Price**" means the applicable price for the conversion of this Debenture as set forth in 2.1.

"**Current Market Price**" means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a national securities exchange, the VWAP of the Common Stock for such date (or the nearest preceding date) on the principal exchange on which the Common Stock is then listed or quoted for trading as reported as reported by Bloomberg L.P. at 4:15 p.m. (New York City time); (b) if the Common Stock is traded on the OTC Bulletin Board, the VWAP of the Common Stock for such date (or the nearest preceding date) on the OTC Bulletin Board as reported by Bloomberg L.P. at 4:15 p.m. (New York City time); (c) if the Common Stock is not then quoted for trading on the OTC Bulletin Board and if prices for the Common Stock are then reported in the "Pink Sheets" published by Pink Sheets, LLC (or a similar organization or agency succeeding to its functions of reporting prices), the last reported VWAP of the Common Stock so reported; or (d) in all other cases, the fair market value of a share of Common Stock as determined by an independent appraiser selected in good faith by the Holder and reasonably acceptable to the Company.

"**Debenture**" means this 4¾% Convertible Debenture issued by the Company or debenture issue in exchange or replacement.

"**Discount Multiplier**" has the meaning set forth in Section 2.1(a).

"**Event of Default**" has the meaning set forth in Section 5.1.

"**Excluded Securities**" means (a) securities issued by the Company pursuant to a stock option or equity incentive plan that has been approved by the Company's Board of Directors and provides for the grant of the Company's securities solely to any employee, officer, or director in exchange for services provided to the Company, (b) shares of Common Stock issued by the Company upon the conversion, exchange or exercise of any right, option, obligation or security outstanding on the date prior to the Closing Date, provided that the terms of such right, option, obligation or security are not amended or otherwise modified on or after the Closing Date, and provided that the conversion price, exchange price, exercise price or other purchase price is not reduced, adjusted or otherwise modified and the number of shares of Common Stock issued or issuable is not increased (whether by operation of, or in accordance with, the relevant governing documents or otherwise) on or after the Closing Date, (c) securities issued in connection with any acquisition, whether through an acquisition of stock, assets or technologies, leasing arrangement or any other transaction the primary purpose of which is not to raise equity capital, and (d) the shares of Common Stock issued upon conversion of this Debenture.

"**Floor Price**" has the meaning set forth in Section 2.1(c).

"**Holder**" has the meaning set forth in the first paragraph of this Debenture.

"**Interest Payment Due Date**" has the meaning set forth in the second paragraph of this Debenture.

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"Interest Rate" means the interest rate as defined in the second paragraph of this Debenture.

"Maturity Date" means the maturity date set forth in the second paragraph of this Debenture.

"Outstanding" when used with reference to Common Stock or Capital Shares means, on any date of determination, all issued and outstanding Common Stock or Capital Shares, and includes all such Common Stock or Capital Shares issuable in respect of outstanding scrip or any certificates representing fractional interests in such Common Stock or Capital Shares; provided, however, that any such Common Stock or Capital Shares directly or indirectly owned or held by or for the account of the Company or any Subsidiary of the Company shall not be deemed "Outstanding" for purposes hereof.

"Principal Amount" has the meaning set forth in the second paragraph of this Debenture.

"VWAP" means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a national securities exchange, the daily volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the principal exchange on which the Common Stock is then listed or quoted for trading as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time); (b) if the Common Stock is traded on the OTC Bulletin Board, the volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the OTC Bulletin Board; (c) if the Common Stock is not then quoted for trading on the OTC Bulletin Board and if prices for the Common Stock are then reported in the "Pink Sheets" published by Pink Sheets, LLC (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Stock so reported; or (d) in all other cases, the fair market value of a share of Common Stock as determined by an independent appraiser selected in good faith by the Holder and reasonably acceptable to the Company.

All references to "cash" or "$" herein means the currency of the United States of America.

ARTICLE 2
CONVERSION OF DEBENTURE

2.1   Conversion: Conversion Price.

(a)   The Holder shall have the right to convert all or any portion of the Principal Amount and any accrued interest outstanding under this Debenture from time to time, into shares of Common Stock (calculated as to each such conversion to the nearest 1/100th of a share), on any Business Day.

(b)   The number of shares into which this Debenture can be converted is equal to the dollar amount of this Debenture being converted, as reflected in the applicable Conversion Notice, divided by the quotient of the Conversion Price divided by 10, plus the Debenture

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amount being converted divided by the Conversion Price. The "Conversion Price" shall be equal to the lesser of (i) $0.60, or (ii) 70% of the average of the 3 lowest VWAPs during the twenty-one Trading Days prior to the date of the Conversion Notice (such percentage amount being the "Discount Multiplier"). The Company reserves the right to increase the number of Trading Days in clause (ii) above, as it deems appropriate.

(c)   If, on the date the Holder delivers a Conversion Notice, the applicable Conversion Price is below $0.03 (the "Floor Price"), the Company shall have the right, exercisable within three (3) Business Days after the Company's receipt of such Conversion Notice, to prepay that portion of the Debenture that Holder elected to convert. Any such prepayment shall be made in an amount equal to one hundred twenty percent (120%) of the sum of (i) the Principal Amount to be converted as specified in the applicable Conversion Notice, plus (ii) any accrued and unpaid interest on such Principal Amount. In the event that the Company fails to make the prepayment within three (3) Business Days after the Company's receipt of such Conversion Notice, the Company shall no longer have the right to prepay such portion of the Debenture and shall issue to Holder the applicable Common Stock Issued at Conversion set forth in the Conversion Notice under the terms of this Debenture. In the event that the Company elects to prepay that portion of the Debenture, Holder shall have the right to withdraw its Conversion Notice.

(d)   If at any time that this Debenture is outstanding: (i) the VWAP is below $0.02; (ii) the Company has not authorized or reserved enough shares of its Common Stock to account for the conversion of this Debenture in full and the issuance of shares of the Common Stock in accordance with its terms; or (iii) the Holder is prohibited for any reason, including without limitation in connection with any claim, suit, federal or state law, regulation, order, interpretation, statute, or similar authority, from otherwise converting this Debenture, then the Holder may elect in Holder's sole and absolute discretion to convert any portion of the outstanding Principal Amount and accrued and unpaid interest under this Debenture into such number of shares of Common Stock of the Company equal to the dollar amount of the Debenture being converted divided by the Conversion Price, subject to the other sections of this agreement.

2.2   Exercise of Conversion Privilege. Holder shall exercise its conversion rights any Business Day by emailing or telecopying an executed and completed Conversion Notice to the Company. The Conversion Notice shall specify the date on which such conversion shall be effected (such date, the "Conversion Date"). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion is deemed delivered hereunder. Each date on which a Conversion Notice is emailed or telecopied to the Company shall constitute a Conversion Date. The Conversion Notice also shall state the name or names (with addresses) of the persons who are to become the holders of the Common Stock Issued at Conversion in connection with such conversion. To effect conversions hereunder, the Holder shall not be required to physically surrender this Debenture to the Company unless the entire Principal Amount of this Debenture, plus all accrued and unpaid interest thereon, has been so converted. Conversions hereunder shall have the effect of lowering the outstanding principal amount of this Debenture in an amount equal to the applicable conversion. The Holder and the Company shall maintain records showing the Principal Amount(s) converted and the date of such conversion(s). The Company may deliver an objection to any Notice of Conversion within one Business Day of delivery of such Notice of Conversion. In the event of any dispute or discrepancy, the records of the Holder shall be controlling and determinative in the absence of

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manifest error. The Holder, and any assignee by acceptance of this Debenture, acknowledge and agree that, by reason of the provisions of this paragraph, following conversion of a portion of this Debenture, the unpaid and unconverted Principal Amount of this Debenture may be less than the amount stated on the face hereof.

2.3   Delivery of Common Stock. The Company shall convert this Debenture and issue the Common Stock Issued at Conversion in the manner provided below, and all voting and other rights associated with the beneficial ownership of the Common Stock Issued at Conversion shall vest with the Holder, effective as of the Conversion Date at the time specified in the Conversion Notice. As promptly as practicable after the receipt of the Conversion Notice as aforesaid, but in any event not more than three (3) Business Days after the Company's receipt of such Conversion Notice, the Company shall (a) issue the Common Stock Issued at Conversion in accordance with the provisions of this Article 2 and (b) cause to be mailed for delivery by overnight courier a certificate or certificate(s) representing the number of shares of Common Stock to which the Holder is entitled by virtue of such conversion and (y) cash, as provided in Section 2.5, in respect of any fraction of a share of Common Stock deliverable upon such conversion.

2.4   Transfer Taxes. Conversion of this Debenture shall be made without charge to the Holder hereof for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificates, provided that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holder of this Debenture so converted and the Company shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

2.5   Fractional Shares. No fractional Shares shall be issuable upon the purchase of Common Stock under this Agreement, and the number of shares to be issued shall be rounded up to the nearest whole share.

2.6   Beneficial Ownership Limitation Notwithstanding the foregoing, the Holder may not convert this Debenture to the extent that such conversion would cause the Holder to exceed the Beneficial Ownership Limitation. To the extent that Holder delivers a Conversion Notice which would result in the issuance of shares of Common Stock in excess of the Beneficial Ownership Limitation, such Conversion Notice shall be deemed to provide for conversion of only that portion of the Debenture as can be issued without exceeding the Beneficial Ownership Limitation.

2.7   Obligations Absolute. The Conversion Notice shall constitute a contract between the Holder and the Company, whereby the Holder shall be deemed to subscribe for the number of shares of Common Stock which it will be entitled to receive upon such conversion and, in payment and satisfaction of such subscription, to surrender this Debenture and to release the Company from all liability thereon (except if and to the extent that any Principal Amount thereof remains unconverted). The Company's obligations to issue and deliver the Common Stock upon conversion in accordance with the terms of this Debenture are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent

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with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the Holder in connection with the issuance of such Conversion Shares. If the Company fails for any reason to deliver to the Holder such certificate or certificates pursuant to Section 2.3 by the third Trading Day after the Conversion Date, and if after such Share Delivery Date the Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise), or the Holder's brokerage firm otherwise purchases, shares of Common Stock to deliver in satisfaction of a sale by such Holder of the shares of Common Stock which the Holder was entitled to receive upon the conversion, then the Company shall (A) pay in cash to the Holder (in addition to any other remedies available to or elected by the Holder) the amount by which (x) the Holder's total purchase price (including any brokerage commissions) for the Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Common Stock that such Holder was entitled to receive from the conversion at issue multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions) and (B) at the option of the Holder, either reissue (if surrendered) this Debenture in a principal amount equal to the principal amount of the attempted conversion or deliver to the Holder the number of shares of Common Stock that would have been issued if the Company had timely complied with its delivery requirements. The Holder shall provide the Company written notice indicating the amounts payable to the Holder and, upon request of the Company, evidence of the amount of such loss. Nothing herein shall limit a Holder's right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company's failure to timely deliver certificates representing shares of Common Stock upon conversion of this Debenture as required pursuant to the terms hereof.

ARTICLE 3
RECLASSIFICATION AND ADJUSTMENTS

3.1 Reclassification.

(a) In the event that (A) the Company effects any merger or consolidation of the Company with or into another Person, (B) the Company effects any sale of all or substantially all of its assets in one transaction or a series of related transactions, (C) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (D) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a "**Fundamental Transaction**"), then, upon any subsequent conversion of this Debenture, the Holder shall have the right to receive, for each share of Common Stock that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such

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Fundamental Transaction, the holder of one share of Common Stock (the "Alternate Consideration").

(b)   For purposes of any such conversion, the determination of the Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Company shall apportion the Conversion Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any conversion of this Debenture following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall issue to the Holder a new debenture consistent with the foregoing provisions and evidencing the Holder's right to convert such debenture into Alternate Consideration.

(c)   In the even then the Holder of this Debenture shall have the right thereafter, at its sole option, to (x) declare and Event of Default and require the Company to prepay this Debenture as set forth in Section 5.1(i), (y) elect receive the number of shares of common stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and Alternate Consideration as is receivable upon or as a result of such Fundamental Transaction by a holder of the number of shares of Common Stock into which the outstanding portion of this Debenture may be converted at the Conversion Price applicable immediately prior to such Fundamental Corporate Change, or (z) require the Company, or such successor, resulting or purchasing corporation, as the case may be, to, without benefit of any additional consideration therefor, execute and deliver to the Holder a debenture with substantial identical rights, privileges, powers, restrictions and other terms as this Debenture in an amount equal to the amount outstanding under this Debenture immediately prior to such Fundamental Transaction. The foregoing provisions shall similarly apply to successive Fundamental Transactions.

3.2   Adjustments to Floor Price.

(a)   Subdivision or Combination of Common Stock. If the Company, at any time while this Debenture is outstanding, shall (A) pay a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock, (B) subdivide outstanding shares of Common Stock into a larger number of shares, (C) combine (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (D) issue by reclassification of shares of the Common Stock any shares of capital stock of the Company, then the Floor Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding before such event and of which the denominator shall be the number of shares of Common Stock outstanding after such event. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

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(b) Issuance of Capital Shares. If the Company, at any time while this Debenture is outstanding, issues or sells, any shares of Common Stock or rights, warrants or options to subscribe for or purchase shares of Common Stock (collectively, "**Common Stock Equivalents**"), excluding any Excluded Securities, for a consideration per share less than the Floor Price, then immediately after such sale or issuance the Floor Price then in effect shall be reduced to an amount equal to 80% of the effective price at which the Common Stock was issued. For purposes of determining the adjusted Floor Price under this Section, the following shall be applicable:

(A) Issuance of Equity Securities. If the Company in any manner grants or sells any Common Stock Equivalents and the lowest price per share for which one share of Common Stock is issuable upon the exercise of any such Common Stock Equivalent is less than the Floor Price, then such share of Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Common Stock Equivalent for such price per share. For purposes of this Section, the "lowest price per share" for which one share of Common Stock is issuable upon the exercise of any such Common Stock Equivalent shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one share of Common Stock (x) upon granting or sale of the Common Stock Equivalent, (y) upon exercise of the Common Stock Equivalent and (z) upon conversion or exchange or exercise of such Common Stock Equivalent. No further adjustment of the Floor Price shall be made upon the actual issuance of such share of Common Stock upon the exercise or conversion of the Common Stock Equivalent.

(B) Change in Option Price or Rate of Conversion. If the purchase price provided for in any Common Stock Equivalent, the additional consideration, if any, payable upon the issue, conversion, exchange or exercise of any Common Stock Equivalent, or the rate at which any Common Stock Equivalent is convertible into or exchangeable or exercisable for Common Stock changes at any time, the Floor Price in effect at the time of such change shall be adjusted to the Floor Price which would have been in effect at such time had such Common Stock Equivalent provided for such changed purchase price, additional consideration or changed conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section, if the terms of any Common Stock Equivalent that was outstanding as of the Closing Date are changed in the manner described in the immediately preceding sentence, then such Common Stock Equivalent and the Common Stock deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such change. No adjustment shall be made if such adjustment would result in an increase of the Floor Price then in effect.

(C) Calculation of Consideration Received. If any Common Stock Equivalent is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Common Stock Equivalent by the parties thereto, the Common Stock Equivalent will be deemed to have been issued for the difference of (x) the aggregate fair market value of such Common Stock Equivalent and other securities issued or sold in such integrated transaction, less (y) the fair market value of the securities other than such Common Stock Equivalent, issued or sold in such transaction and the other securities issued or sold in such integrated transaction will be deemed to have been issued or sold for the balance of the consideration received by the

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Company. If any Common Stock or Common Stock Equivalents are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the gross amount raised by the Company; provided, however, that such gross amount is not greater than 110% of the net amount received by the Company therefor. If any Common Stock, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company will be the fair value of such consideration. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the Holder.

(D)   Record Date. If the Company takes a record of the holders of Common Stock for the purpose of entitling them (x) to receive a dividend or other distribution payable in Common Stock, or Capital Shares or (y) to subscribe for or purchase Common Stock, Capital Shares, then such record date will be deemed to be the date of the issue or sale of the Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

(c)   Other Events. If any event occurs of the type contemplated by the provisions of this Section 3.2 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company's Board of Directors will make an appropriate adjustment in the Floor Price so as to protect the rights of the Holder under this Debenture; provided that no such adjustment will increase the Floor Price as otherwise determined pursuant to this Section 3.2.

3.3   Notice of Certain Events.

(a)   Adjustment to Floor Price. Whenever the Floor Price is adjusted pursuant to any provision of Section 3.2, the Company shall promptly mail to the Holder a notice setting forth the Floor Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

(b)   Notice to Allow Conversion by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Common Stock, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock, (C) the Company shall authorize the granting to all holders of the Common Stock of rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, of any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be filed at each office or agency maintained for the purpose of conversion of this Debenture, and shall cause to be delivered to the Holder at its last address as it shall appear upon the Debenture Register, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the

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date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange, provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to convert this Debenture during the 20-day period commencing on the date of such notice through the effective date of the event triggering such notice.

ARTICLE 4
COVENANTS

4.1 Notice of Default. If any one or more events occur which constitute or which, with notice, lapse of time, or both, would constitute an Event of Default, the Company shall forthwith give notice to the Holder, specifying the nature and status of the Event of Default or such other event(s), as the case may be.

4.2 Payment of Obligations. So long as this Debenture shall be outstanding, the Company shall pay, extend, or discharge at or before maturity, all its respective material obligations and liabilities, including, without limitation, tax liabilities, except where the same may be contested in good faith by appropriate proceedings.

4.3 Compliance with Laws. So long as this Debenture shall be outstanding, the Company shall comply with all applicable laws, ordinances, rules, regulations and requirements of governmental authorities, except for such noncompliance which would not have a material adverse effect on the business, properties, prospects, condition (financial or otherwise) or results of operations of the Company and the Subsidiaries.

4.4 Inspection of Property, Books and Records. So long as this Debenture shall be outstanding, the Company shall keep proper books of record and account in which full, true and correct entries shall be made of all material dealings and transactions in relation to its business and activities and shall permit representatives of the Holder at the Holder's expense to visit and inspect any of its respective properties, to examine and make abstracts from any of its respective books and records, not reasonably deemed confidential by the Company, and to discuss its respective affairs, finances and accounts with its respective officers and independent public accountants, all at such reasonable times and as often as may reasonably be desired.

4.5 Negative Covenants. As long as any portion of this Debenture remains outstanding, without the Holder's prior written consent, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(a) enter into, create, incur, assume, guarantee or suffer to exist any indebtedness for borrowed money of any kind, including but not limited to, a guarantee, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom; provided, however, that the prohibition on indebtedness set forth in this

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Section 4.5(a) shall not apply if, subsequent to such indebtedness, the Company's ration of current assets to current liabilities shall equal or exceed 1.0;

(b) amend its charter documents, including, without limitation, the certificate of incorporation and bylaws, in any manner that materially and adversely affects any rights of the Holder;

(c) repay, repurchase or offer to repay, repurchase or otherwise acquire more than a de minimis number of shares of its Common Stock or Capital Shares;

(d) pay cash dividends or distributions on any equity securities of the Company;

(e) enter into any transaction with any Affiliate of the Company which would be required to be disclosed in any public filing with the Commission, unless such transaction is made on an arm's-length basis and expressly approved by a majority of the disinterested directors of the Company (even if less than a quorum otherwise required for board approval); or

(f) enter into any agreement with respect to any of the foregoing.

4.6 No Impairment. Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Agreement, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Agreement against impairment.

ARTICLE 5
EVENTS OF DEFAULT; REMEDIES

5.1 Events of Default. "**Event of Default**" wherever used herein means any one of the following events:

(a) the Company shall default in the payment of principal of or interest on this Debenture as and when the same shall be due and payable;

(b) a default or event of default (subject to any grace or cure period provided in the applicable agreement, document or instrument) shall occur under (A) any of the Transaction Documents or (B) any other material agreement, lease, document or instrument to which the Company or any Subsidiary is obligated;

(c) any representation or warranty made in this Debenture, any other Transaction Documents, any written statement pursuant hereto or thereto or any other report, financial statement or certificate made or delivered to the Holder or any other Holder shall be untrue or false or misleading in any material respect as of the date when made or deemed made;

(d) the Company or any Subsidiary shall be subject to a Bankruptcy Event;

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(e)   the Company or any Subsidiary shall default on any of its obligations under any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement that (a) involves an obligation greater than $150,000, whether such indebtedness now exists or shall hereafter be created, and (b) results in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable;

(f)   it becomes unlawful for the Company to perform or comply with its obligations under this Debenture in any respect;

(g)   the Common Stock shall not be eligible for listing or quotation for trading on a Trading Market and shall not be eligible to resume listing or quotation for trading thereon within five Trading Days;

(h)   the Company shall fail to timely file all reports required to be filed by it with the Commission pursuant to Section 13 or 15(d) of the Exchange Act otherwise required by the Exchange Act; or

(i)   the Company shall be a party to Fundamental Transaction or shall agree to sell or dispose of all or in excess of 50% of its assets in one transaction or a series of related transactions (whether or not such sale would constitute a Fundamental Transaction).

(j)   Company, within twenty (20) days after written notice from Holder that it cannot find a broker who will sell the Common Stock issued to Holder upon conversion, has been unable to identify to Holder a broker who will sell the Common Stock for Holder.

(k)   If the average Volume Weighted Average Price per share of the Common Stock for any period of three (3) consecutive Trading Days during the term of the Note is less than $0.01 per share (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or similar reorganizations of capital).

(l)   The authorized and unissued shares of Common Stock less the issued shares of Common Stock multiplied by the Conversion Price is greater than the Principal Amount and any accrued interest outstanding under this Debenture multiplied by two (2), or a shown in mathematical terms as:

(No. of Authorized Unissued - No. of Issued) x Conversion Price > (Principal Balance + Int.) X 2

5.2   Acceleration of Maturity; Rescission and Annulment. If an Event of Default occurs and is continuing, then and in every such case the Holder may, in Holder's sole and absolute discretion, by a notice in writing to the Company, rescind any outstanding Conversion Notice and declare that any or all amounts owing or otherwise outstanding under this Debenture are immediately due and payable and upon any such declaration this Debenture or such portion thereof, as applicable, shall become immediately due and payable in cash in an amount equal to one hundred twenty percent (120%) of the sum of (i) the Principal Amount thereof, plus (ii) all accrued and unpaid interest thereon to the date of payment.

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5.3 Late Payment Penalty. All overdue accrued and unpaid interest to be paid hereunder shall entail a late fee at an interest rate equal to the lesser of 18% per annum or the maximum rate permitted by applicable law which shall accrue daily from the date such interest is due hereunder through and including the date of payment in full. If any portion of the principal of or interest on this Debenture shall not be paid within ten (10) days of when it is due, the Discount Multiplier under this Debenture shall decrease by one percentage point (1%) for each period of ten (10) Business Days that any portion of such amount remains unpaid by the Company for all conversions of this Debenture thereafter.

5.4 Maximum Interest Rate. Notwithstanding anything herein to the contrary, if at any time the applicable Interest Rate as provided for herein shall exceed the maximum lawful rate which may be contracted for, charged, taken or received by the Holder in accordance with any applicable law, the rate of interest applicable to this Debenture shall automatically be deemed to be the maximum lawful rate. To the greatest extent permitted under applicable law, the Company hereby waives and agrees not to allege or claim that any provisions of this Debenture could give rise to or result in any actual or potential violation of any applicable usury laws.

5.5 Remedies. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder, by vitiating the intent and purpose of the transaction contemplated hereby. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Debenture will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Debenture, that the Holder shall be entitled to all other available remedies at law or in equity, and in addition to the penalties assessable herein, to an injunction or injunctions restraining, preventing or curing any breach of this Debenture and to enforce specifically the terms and provisions thereof, without the necessity of showing economic loss and without any bond or other security being required.

5.6 Intentionally Deleted.

ARTICLE 6
MISCELLANEOUS

6.1 Surrender of Debentures. Upon conversion or payment in full on the Maturity Date, the Holder shall either deliver this Debenture by hand to the Company at its principal executive offices or surrender the same to the Company at such address by nationally recognized overnight courier. Payment of the Debenture on the Maturity Date, shall be made by the Company to the Holder against receipt of this Debenture by wire transfer of immediately available funds to such account(s) as the Holder shall specify by written notice to the Company. If payment of such redemption price is not made in full by the redemption date, or the amount due on maturity is not paid in full by the Maturity Date, the Holder shall continue have the right to convert this Debenture as provided in Article 2 hereof or to declare an Event of Default as provided in Article 5.

6.2 Effect of Bankruptcy Event. The Holder shall be entitled to exercise its conversion privilege notwithstanding the occurrence of a Bankruptcy Event or the

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commencement of any case under the Bankruptcy Code. The Company hereby waives to the fullest extent permitted any rights to relief it may have under 11 U.S.C. § 362 in respect of the conversion of this Debenture. To the extent that the Company makes a payment or payments to the Holder or the Holder enforces or exercises its rights under this Debenture, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

       6.3   Withholding. To the extent required by applicable law, the Company may withhold amounts for or on account of any taxes imposed or levied by or on behalf of any taxing authority in the United States having jurisdiction over the Company from any payments made pursuant to this Debenture.

       6.4   No Rights as Shareholder. This Debenture does not entitle Holder to any voting rights or any other rights as a shareholder of the Company prior to the conversion the Debenture into shares of Common Stock as provided herein.

       6.5   Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then, such action may be taken or such right may be exercised on the next succeeding Business Day.

       6.6   Entire Agreement. This Agreement, the Securities Purchase Agreement and the other Transaction Documents, together with the Exhibits and Schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements, understandings, discussions and representations, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

       6.7   Amendments; Waivers. No provision of this Agreement may be waived or amended except in a written instrument signed by the Company and the Investor. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

       6.8   Construction. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. This Agreement shall be construed as if drafted jointly by the parties, and no presumption or

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burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement or any of the Transaction Documents.

6.9 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective if delivered in the manner and to the address as specified in the Securities Purchase Agreement.

6.10 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of California, without regard to the principles of conflicts of law thereof. Each party agrees that all Actions concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective Affiliates, employees or agents) shall be commenced exclusively in the California Courts (as defined in the Securities Purchase Agreement). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the California Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of the any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any Action, any claim that it is not personally subject to the jurisdiction of any such California Court, or that such Action has been commenced in an improper or inconvenient forum. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such Action by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. If either party shall commence an Action to enforce any provisions of a Transaction Document, then the prevailing party in such Action shall be reimbursed by the other party for its reasonable attorneys' fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Action.

6.11 Counterparts. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or electronic mail in portable document format or other means intended to preserve the original graphic content of a signature, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.

6.12 Payment Set Aside. To the extent that the Company makes a payment or payments to the Investor pursuant to any Transaction Document or the Investor enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be

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fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

IN WITNESS WHEREOF, the Company has caused this Debenture to be signed by its duly authorized officer on the date of this Debenture.

Paradigm Oil and Gas, Inc.

By: ______________________

Name: Terry Ritter

Title: Secretary of Corporation

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EXHIBIT A
CONVERSION NOTICE

TO: [•].

The undersigned owner of the Convertible Debenture due October __, 2015 (the "**Debenture**") issued by Paradigm Oil and Gas, Inc. (the "**Company**") hereby irrevocably exercises its option to convert a portion of the Debenture in accordance with its terms, as follows:

Conversion Date:	[•]
Conversion Time:	[•]
Principal Amount converted:	$[•]
Accrued Interest converted:	$[•]
Total amount converted	$[•]
Conversion Price	$[•]
Shares of Common Stock to be issued:	[•]

The undersigned hereby instructs the Company to deliver (i) a stock certificate representing the share, a new Debenture representing the new Principal Amount outstanding, and a check in payment of any fractional shares to the following address:

La Jolla Cove Investors, Inc.
1793 Union Street
San Francisco, California 94123

____

Name:__________________________

Title:__________________________